OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Wordego Inc.

222 W Merchandise Mart Plaza Suite 1212
Chicago, IL 60654

https://www.wordego.com

WORDEGO

10000 shares of Common Stock

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 107,000 shares of common stock ($107,000)

**Maximum subject to adjustment for bonus shares. See 10% Bonus below*

Minimum 10,000 shares of common stock ($10,000)

Company:	Wordego Inc.
Corporate Address:	222 W Merchandise Mart Plaza, Suite 1212, Chicago, 60654, Illinois
Description of Business:	Wordego is a Blockchain Powered Ad Exchange Platform for advertisers and publishers. The Company provides complete technology solutions to automate the purchase and sale of Display and Coupon Advertising.
Type of Security Offered:	Common Stock
Purchase Price of Security Offered:	$1 per share
Minimum Investment Amount (per investor):	$500 (500 shares)

Investor Perks

All investors
Frequent updates on our technology progress

$1,000+
Your place on the Official Founders Page of the website
Exclusive content and frequent company updates

$5,000+
Your place on the Official Founders Page of the website
Exclusive content and frequent company updates
Twice yearly update through calls from the CEO

*All perks occur after the offering is completed.

<u>**The 10% Bonus for StartEngine Shareholders**</u>

Wordego Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 100 shares of Common Stock at $1 / share, you will receive 10 Common Stock bonus shares, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Wordego is a Blockchain Powered Ad Exchange Platform for advertisers and publishers. We provide complete technology solutions to automate the purchase and sale of Display and Coupon Advertising.

Wordego was initially incorporated as a C-corporation under the laws of the Turkish Republic on May 8, 2012. We began selling elements of our offering in Turkey in 2013 and have since expanded our business into other countries in Europe. In 2014, we expanded our business into North America and entered the MENA region in 2015.

On February 17, 2016, we incorporated Wordego Inc., a Delaware C-corporation which further acquired Wordego Turkey (Text Mining Softwares Inc.) in July 2016, and became our holding company. Wordego Inc. is headquartered in Chicago, with offices in San Francisco, Dubai and Baku, and an R&D center in Istanbul.

Since our establishment in 2012, we have built our market position by focusing on improving our technology and broadening our reach. In 2013, we introduced Wordego Display AdX, a seamless Display Advertising marketplace to buy and sell display advertising at scale. In 2018, we introduced Wordego Coupon AdX, the unique Coupon Advertising marketplace for the industry to buy and sell electronic coupons at scale.

Our next project is to build the World's first Blockchain Powered Coupon App, where people would buy, sell and redeem coupons online with blockchain technology. Our blockchain technology is in development and testing phase, and shall be fully integrated into our platform shortly.

Our vision is leading a dynamic online advertising ecosystem, where people would access the ads and coupons of products and services right at the moment they need, and buy, sell and redeem them online. We target to grow our market share in our existing international markets, and we also plan to further expand our operations in America, Europe and APAC.

Solutions

Wordego Ad Exchange is a legendary ease of use self-service programmatic advertising platform with unique Display and Coupon Advertising solutions. We have built the most open and transparent advertising technology platform on the market. Wordego Ad Exchange is the highest-quality programmatic advertising marketplace, where advertisers and publishers can transact across a full spectrum of inventory types, advertising units, and channels.

Wordego Display AdX:

Wordego Display AdX is a seamless Display Advertising marketplace for advertisers and publishers to buy and sell display advertising at scale. Our platform provides a critical connection between advertisers and publishers and allows large numbers of buyers and sellers to transact on an automated basis. Wordego Display AdX helps increase the volume and effectiveness of Display Advertising, by improving return on advertising investment for advertisers and maximizing advertising revenue for publishers.

Wordego Coupon AdX:

Wordego Coupon AdX is a unique Coupon Advertising marketplace for advertisers and publishers to buy and sell electronic coupons at scale. Our platform provides advertisers the tools to offer electronic coupons to their target audiences while they are surfing on the publisher websites. Wordego Coupon AdX is designated as a fully automated Coupon Advertising platform to reveal the hidden potential of Display Advertising, by restoring the missing connection between performance and pricing.

Wordego Coupon App:

Our next project is to build the world's first Blockchain Powered Coupon App, where people would Buy, Sell and Redeem coupons online with blockchain technology. Our app shall provide advertisers the unique opportunity to sell their coupons over a coin value, and will allow users to buy these coupons to either redeem them online or re-sell to others over another coin value. We project to build and release this innovative coupon marketplace by the end of 2018 ± 3 months.

Services

We help advertisers to acquire, convert and re-engage their customers on the internet.

We strive to deliver post-click sales at scale to our clients, to meet their targeted return on investment. To drive sales for our clients, we activate our proprietary technology to engage consumers in real-time through the pricing and delivery of highly-relevant Display and Coupon advertisements, across devices and environments.

Our model is focused on performance, enabling us to charge our clients only when users engage with an advertisement we deliver. By pricing our offering on cost-per-impression (CPM), cost-per-click (CPC), cost-per-lead (CPL), or cost-per-action (CPA) models, and measuring our value based on post-click sales, we make the return on investment transparent and easy to measure for our clients.

We purchase Display and Coupon ad inventory from our direct publisher partners based on a revenue share model. For every dollar our advertiser partners spend on our platform, we pay 60% (in average) of ad revenue share to our corresponding publisher partners.

Technology

Our technology is optimized to deliver post-click sales at scale to clients in five key steps:

•First, for each individual internet user visiting a publisher web page hosting one of our ad codes, we capture in real-time; the category of the website, the content of the web page examined, the geographical location of the user, the ads that the user have clicked, and the online stores and product catalogs that the user have visited.

•Second, our proprietary technology then combines this data with the time, length and frequency of the site visit, and the behavioral patterns seen in historical data, to select the most suitable advertisements to display to that individual.

•Third, our platform puts all suitable advertisements in price competition in the real-time bidding system, in order to select the advertisement to display.

•Fourth, we deliver the advertisement to the user across a wide range of advertising inventory available to us through our direct publisher partners.

•Finally, we measure in real-time the success of the advertisement and make this performance information available to our advertisers and publishers through our platform.

The process leading up to the delivery of the advertisement can be executed in under

100 milliseconds. Our technology monitors and adjusts each of these steps through a real-time feedback loop, to optimize performance at all times and better inform existing and future campaigns.

Our technology addresses the entire consumer journey (customer acquisition, conversion and re-engagement) and works seamlessly across all digital devices (desktops, laptops, smartphones and tablets), digital environments (web and mobile applications) and marketing channels (display and coupon advertising).

Some core aspects of our value proposition are our Blockchain, Behavioral Targeting, Contextual Targeting, Location Targeting, Predictive Targeting and Remarketing technologies, associated with sophisticated data processing and detailed analytics capabilities.

Customers

We are currently giving service to more than 2000 brands and 10 ad exchange partners on the advertiser side, and over 5000 websites and mobile applications on the publisher side. Although the publishers are not our customers but our suppliers, we value them as customers since both advertisers and publishers are equally important to an ad exchange platform.

Our advertisers include some of the largest and most sophisticated commerce companies, along with world-class brand manufacturers. We partner with them to capture activity on their websites and/or mobile applications, which we define as digital properties, and optimize the performance of their advertisements based on that activity and other data. The advertisers that benefit from our services are either direct advertisers on our platform, or indirect advertisers accessing our services through an ad exchange partner.

We benefit from broad real-time access to inventory through our direct relationships with thousands of publisher partners. We define inventory as the combination of desktop web, mobile in-web and mobile in-app Display and Coupon Advertising impressions. Through our direct relationships with publisher partners we provide extensive access to advertising inventory. We believe many of our publisher partners have granted us preferred access to their inventory as a result of our ability to effectively monetize that inventory.

Competitors

The digital advertising industry is highly competitive and fragmented. We compete for advertiser spending and publisher inventory against many Display Advertising platforms.

Our industry is rapidly evolving and consolidating. We face significant competition in the market, which we expect to intensify in the future, partially as a result of the ongoing consolidation process. We currently compete with large, well-established companies, such as Google, Criteo, Rubicon, OpenX, AppNexus, Groupon, as well as smaller, privately held companies.

On the other side, the digital advertising industry constitutes a unique example of collaboration between competitors, where all major players of the industry are in open and transparent cooperation with each other. Accordingly, we are in online integration with 10 of our main competitors (Google, Criteo, Rubicon, OpenX, AppNexus, Adform, Wideorbit, Smaato, Smart RTB and Admixer) and we are currently generating a vast majority of our revenues through sales to our competitors.

Competitive Strenghts

We believe our Display and Coupon Advertising solutions are transforming the way our clients use digital marketing, by making their marketing investments more efficient, effective and measurable by driving sales across the consumer journey. That's why we believe our competitive strengths will enable us to capture a growing share of digital marketing spend.

Quality:

We have built the most open and transparent advertising technology platform on the market. Wordego Ad Exchange is the highest-quality programmatic advertising marketplace where publishers can best monetize their content by connecting with leading advertisers that value their audiences.

Expertise:

Our unique targeting technologies associated with our sophisticated data processing and detailed analytics capabilities, boost the consumer-ad interaction on the websites and thus provide higher investment returns for advertisers and higher advertising revenues for publishers.

Innovation:

Our innovative Display and Coupon Advertising solutions combine each other and address the entire consumer journey and work seamlessly across all digital devices, digital environments, platforms and operating systems. We believe, for marketers looking to engage with their prospective or existing customers, our solutions provide a clear advantage over other solutions.

Network Effect:

Our integration with leading global buyers and sellers of advertising and the benefits we provide to them gives us a key role in the online advertising ecosystem. As a result, we have historically been highly successful in retaining our clients and growing our seller base.

Next Project

Our next project is to build the world's first Blockchain Powered Coupon App, where people would Buy, Sell and Redeem coupons online with blockchain technology.

By courtesy of blockchain technology, our app shall provide advertisers the unique opportunity to sell their coupons to consumers over a coin value, instead of offering them for free. Advertisers shall benefit from this unique cross-marketing channel, both for valuing their coupon offerings and for being 100% sure to reach their target audiences with blockchain technology.

On the other side, users of our app will have the opportunity to buy coupons over a coin value, to either redeem them in online and offline stores, or to re-sell to other users over another coin value. By courtesy of blockchain technology, users of our app will both access the coupon offerings of thousands of brands with a few clicks, and they will have the opportunity to benefit from the first mover's advantage, by buying coupons in advance and re-selling to other users, who may value them with a higher coin price.

This unique shopping, saving and trading opportunity for consumers, shall boost the use of our app, and attract even more advertisers, which in turn attract more users and vice versa. We project to build and release this unique and innovative Blockchain Powered Coupon Marketplace by the end of 2018 ± 3 months, depending on the success of our current investment offering.

Market

According to eMarketer, Digital advertisers spent $185 billion on Search and Display Advertising combined in 2016. This combined spend, defined as Online Advertising, is expected to grow at a 10.3% CAGR to $275 billion in 2020. According to PricewaterhouseCoopers, the Online Advertising revenues in the United States totaled $72.5 billion in 2016, representing 22% increase from the $59.6 billion reported in 2015.

These figures demonstrate the significant increase in the US Online Advertising revenues in 2016, in percentage and dollar basis, with mobile accounting for 50.5% of all revenue. The 5 year CAGR shows that the Online Advertising growth in the US continues to be fueled by an 87% CAGR in mobile.

Display Advertising Market:

Display Advertising, which is a subset of Online Advertising, represented 52% of the global Online Advertising market (or $97 billion) in 2016, and is projected to grow at a

12.2% CAGR to $154 billion in 2020. During the same period, the US Display Advertising market is projected to grow from its $38 billion size in 2016, to $80 billion size in 2020, with a CAGR of 20%.

E-Coupon Market:

The e-coupon market, which is a subset of Display Advertising market, also shows strong growth trends in all around the globe and in the US.

Recent studies show that:

•59% of US internet users redeemed an e-coupon at least once in 2016. (Source: eMarketer)

•62% of US smartphone owners are extremely likely to use e-coupons. (Source: Mobile Marketer)

•68% of US consumers believe e-coupons build brand awareness and loyalty. (Source: Amasty)

•77% of US consumers spend $10-$50 more than anticipated when redeeming e-coupons. (Source: Inmar)

According to Valassis, the total value of all Coupons offered in the US in 2017, reached $573 billion, with the total value of e-Coupons offered reached $115 billion. While the redemption rate of all coupons remained below 1%, the redemption rate of e-coupons reached 4%. In overall, e-coupons generated $4.6 billion of savings for US consumers in 2017. Whilst, eight out of ten coupons are still redeemed from traditional print media in the US, it is obvious that there's massive room for growth in e-coupons over the next few years.

Conclusion:

The global Display Advertising market (our total addressable market) is projected to reach to $154 billion market size by 2020, with United States (our target market) forecasted to get the lion share with $80 billion market size. Taking into consideration our unique Display and Coupon Advertising solutions, our proprietary technology, and our competitive advantages, we believe there is a huge growth opportunity for us in the market over the next decade.

Liabilities and Litigation

We are currently not involved in any legal proceedings.

The team

Officers and directors

Okan Erol	Co-Founder, CEO, Director
Utku Erol	Co-Founder, CTO, Director
Mukadder Erol	Co-Founder, CFO, Director
Rumeysa Bagatar Erol	Co-Founder, CMO
Asli Mihriban Erol	Co-Founder, CIO

Okan Erol
Okan co-founded Wordego and as CEO leads the company's strategic, executive and managerial efforts. His 20 years of executive management experience includes working as a business development manager for French Chamber of Commerce (1997-1998), general manager for Imerys Minerals (1998-2006), CEO for Esen Minerals (2006-2010), and general manager for Steno Energy (2011-2012). Okan holds a BS in Computer Engineering from Galatasaray University, an MBA from Sorbonne University and a PhD degree in Finance & Banking from Kadir Has University.

Utku Erol
Utku co-founded Wordego and as CTO leads the company's engineering activities. His 16 years of software products designing and developing experience includes working as an instructor at the Marmara University (2003-2012), technical consultant at Yonja Media Group (2006-2008), head of IT at Ketchup Loyalty Marketing (2014-2015), and product manager at Via Fone Technologies (2015- 2017). Utku holds BS and MSc degrees in Business Informatics from Marmara University, and a PhD degree in Informatics from Istanbul University.

Mukadder Erol
Mukadder co-founded Wordego and as CFO leads the Company's financing activities. She has 35 years of banking and financial management experience. Prior to joining Wordego, Mukadder worked for 30 years as a banker in various executive departments at Vakif Bank in Turkey (1974-2004). Mukadder holds a high school degree from Denizli High School. Mukadder works part-time for Wordego and she is not on the payroll of the Company.

Rumeysa Bagatar Erol
Rumeysa co-founded Wordego and as CMO leads the company's marketing and sales efforts. Her 14 years of operational and financial management experience includes working as a finance coordinator at BMT Mining & Trading (2004-2018). Rumeysa holds a BS in International Relations from Uludag University and an MSc degree in Marketing from New York University. Rumeysa works part-time for Wordego and she is not on the payroll of the Company.

Asli Mihriban Erol
Asli co-founded Wordego and as CIO leads the company's information management efforts. Her 13 years of information systems management experience includes working as a system analyst at BSH Turkey (2006-2008) and TAV Holdings (2008-2009), senior business analyst and online services project manager at Turkish Airlines (2009-2015), and business system controller at Emirates Airlines (2015-2018). Asli holds a BS in Business Informatics from Marmara University. Asli works part-time for Wordego and

she is not on the payroll of the Company.

Number of Employees: 6

Related party transactions

Participation to Subsidiary Through Share Purchase: On July 31, 2016, Wordego Inc. acquired 99.00% of common shares of the Turkish company Text Mining Softwares Inc.. Prior to the acquisition, both Wordego Inc. and Text Mining Softwares Inc. had exactly the same shareholders with exactly the same shareholding structure: Okan Erol (34.80%), Utku Erol (34.80%), Mukadder Erol (30.00%), Rumeysa Bagatar Erol (0.20%), Asli Mihriban Erol (0.20%). After the acquisition of the 99.00% of common shares of Text Mining Softwares Inc. by Wordego Inc., the shareholding structure of Text Mining Softwares Inc. has been changed as follows: Wordego Inc. (99.00%), Okan Erol (0.20%), Utku Erol (0.20%), Mukadder Erol (0.20%), Rumeysa Bagatar Erol (0.20%), Asli Mihriban Erol (0.20%). The total purchase price ($164,835) for the 99.00% of common shares of Text Mining Softwares Inc. has been calculated over the nominal value of the shares at the time of incorporation. The payment for the share purchases is agreed (with a share purchase agreement) to be made within 3 years following the closing date (July 31, 2016). Participation to Subsidiary Through Capital Increase: On July 28, 2017, Wordego Inc. participated in the share capital increase of its Turkish subsidiary Text Mining Softwares Inc., and fully payed in $175,000 of cash capital to the company. Following this capital increase, the shareholding structure of Text Mining Softwares Inc. has been changed as follows: Wordego Inc. (99.55%), Okan Erol (0.09%), Utku Erol (0.09%), Mukadder Erol (0.09%), Rumeysa Bagatar Erol (0.09%), Asli Mihriban Erol (0.09%). Participation to Convertible Promissory Note Offering: The company has an outstanding convertible promissory note for $175,000 dated April 30, 2017. The notes bears interest of 8% per year, with the balance due at maturity date on April 30, 2019. As per the conditions of the notes: (a) In the event that the Company issues and sells shares of its equity securities to investors on or before the maturity date, in an equity financing resulting in gross proceeds to the Company of at least $500,000 (including the conversion of the notes and other debt) (a "Qualified Financing"), then the outstanding principal balance of the notes shall automatically convert into such equity securities at a conversion price equal to the lesser of (i) 80% of the per share price paid by the equity investors or (ii) the price equal to the quotient of $8,000,000 (the "Valuation Cap") divided by the aggregate number of outstanding shares of the Company's common stock as of immediately prior to the initial closing of the Qualified Financing, and otherwise on the same terms and conditions as given to the equity investors. (b) In the event that a Qualified Financing is not consummated prior to the maturity date, then effective upon the maturity date, the outstanding principal balance and any unpaid accrued interest under the note and each of the other notes shall be converted into shares of common stock of the Company at a conversion price equal to the quotient of $2,000,000 divided by the aggregate number of outstanding shares of the Company's common stock as of the maturity date. The investors of the Company's convertible promissory note for $175,000, and their investment amounts are as follows: Okan Erol (Co-Founder &

CEO): $50,000 Utku Erol (Co-Founder & CTO): $50,000 Erdem Yurdanur: $50,000 Gokce Kirimli: $25,000

RISK FACTORS

These are the principal risks that related to the company and its business:

- **The number of large media buyers and sellers in the online advertising market is finite, and it could be difficult for us to replace the losses from any buyers or sellers whose relationships with us diminish or terminate.** On the buy side of our business, while demand for advertising is diffuse, spending by advertisers has historically been channeled through intermediaries, including principally our ad network partners. We have relationships with almost all of major ad networks, but because there are relatively few of them, each of these relationships is important to us because it represents a source of demand that would be difficult for us to replace. On the sell side of our business, while we work with many customers, a relatively small number of them provide a large share of the unique user audiences accessible by buyers. Termination or diminution of our relationships with these sellers could result in a material reduction of the amount of inventory available through our platform. Our contracts with buyers and sellers generally do not provide for any minimum volumes and may be terminated on relatively short notice. Buyer and seller needs and plans can change quickly, and buyers and sellers are free to terminate their arrangements with us or direct their spending and inventory to competing sources of inventory and demand, quickly and without penalty. Because of these factors, we seek to expand and diversify our customer relationships. However, the number of large media buyers and sellers in the market is finite, and it could be difficult for us to replace the losses from any buyers or sellers whose relationships with us diminish or terminate.
- **We must grow rapidly to remain a key market player and to accomplish our strategic objectives. If we fail to grow, or fail to manage our growth effectively, the value of our company may decline.** The advertising technology market is dynamic, and our success depends upon the continued adoption of advertising automation and our ability to develop innovative new technologies and solutions for the evolving needs of sellers of advertising, including websites, applications, and other digital media property owners, and buyers of advertising. We also need to grow significantly and expand the scope of our offering in order to keep pace with the growth and change in our market and to develop the market reach and scale necessary to compete effectively with large competitors. This growth depends to a significant degree upon the quality of our strategic vision and planning. The advertising market is evolving rapidly, and if we make strategic errors, there is a significant risk that we will lose our competitive position and be unable to recover and achieve our objectives. Our ability to grow requires access to, and prudent deployment of, capital for hiring, expansion of physical infrastructure to run our solution, acquisition of companies or technologies, and development and integration of supporting technical, sales, marketing, finance, administrative, and managerial infrastructure. Further, the

rapid growth we are pursuing will itself strain the organization and our ability to continue that growth and to maintain the quality of our operations.

- **Market pressure may result in a reduction in spending on our platform or a reduction in the fees or prices we are able to charge on our platform, which could have a material adverse effect on our business.** If large buyers or sellers, or large numbers of small buyers or sellers, are able to compel us to charge lower fees or provide fee concessions or refunds, or to reveal or reduce our margins in intent marketing transactions, we may not be able to maintain appropriate volumes of inventory supply and demand without agreeing to these concessions. We also may face the risk that, where a buyer is dissatisfied with the execution of a transaction on our platform, a buyer may request a refund from us of the advertising spending on the transaction notwithstanding that we have only collected a fee on the transaction and may not have the ability to recover the full amount of spending associated with the transaction from the counter party. In addition, the fees we charge and margins we earn are likely to change in response to evolution in the market, customer demands, market opportunities, new products, or competitive pressure. If we cannot maintain and grow our revenue and profitability through volume increases that compensate for any price reductions, or if we are forced to make significant fee concessions or refunds, or if buyers reduce spending with us due to fee disputes or pricing issues, our revenue, take rate, the value of our business, and the price of our stock could be adversely affected.
- **Our revenue and operating results are highly dependent on the overall demand for advertising. Factors that affect the amount of advertising spending, such as economic downturns can make it difficult to predict our revenue and could adversely affect our business.** Our business depends on the overall demand for advertising and on the economic health of our current and prospective sellers and buyers. If advertisers reduce their overall advertising spending, our revenue and results of operations are directly affected. Economic downturns or instability in political or market conditions generally may cause current or new advertisers to reduce their advertising budgets. Reductions in inventory due to loss of sellers would make our solution less robust and attractive to buyers. Adverse economic conditions and general uncertainty about economic recovery or growth, particularly in North America, Europe and Middle East, where we do most of our business, are likely to affect our business prospects. Many advertisers devote a disproportionate amount of their advertising budgets to the fourth quarter of the calendar year to coincide with increased holiday purchasing, and buyers may spend more in the fourth quarter for budget reasons. As a result, any events that reduce the amount of advertising spending during the fourth quarter, or reduce the amount of inventory available to buyers during that period, could have a disproportionate adverse effect on our revenue and operating results for that fiscal year. Moreover, any changes in the favorable tax treatment of advertising expenses and the deductibility thereof would likely cause a reduction in advertising demand. In addition, continued geopolitical turmoil in many parts of the world have and may continue to put pressure on global economic conditions, which could lead to reduced spending on

advertising.

- **The online advertising market is relatively new, dependent on growth in various online advertising channels, and vulnerable to adverse public perceptions and increased regulatory responses. If this market develops more slowly or differently than we expect, or if issues encountered by other participants or the industry generally are imputed to or affect us, our business, growth prospects and financial condition would be adversely affected.** The digital advertising market is relatively new and our solution may not achieve or sustain high levels of demand and market acceptance. While desktop display advertising has been used successfully for many years, marketing via new digital advertising channels, such as mobile and social media, and digital video advertising, is emerging and may evolve in unexpected ways, and our future growth will be constrained if we are not able to adapt successfully to market evolution. In addition, the success of our efforts to advance new solutions for increased advertising automation will depend upon adoption of our solution by personnel at buyers and sellers in lieu of their traditional methods of order placement. It is difficult to predict adoption rates, demand for our solution, the future growth rate and size of the digital advertising solutions market or the entry of competitive solutions. Any expansion of the market for digital advertising solutions depends on a number of factors, including social and regulatory acceptance, the growth of the digital advertising market, the growth of social, mobile and video as advertising channels, and the actual or perceived technological viability, quality, cost, performance and value associated with emerging digital advertising solutions. If demand for digital display advertising and adoption of automation does not continue to grow, or if digital advertising solutions or advertising automation do not achieve widespread adoption, or there is a reduction in demand for digital advertising caused by weakening economic conditions, decreases in corporate spending, quality, viewability, malware issues or other issues associated with buyers, advertising channels or inventory, negative perceptions of digital advertising, additional regulatory requirements, or other factors, or if we fail to develop or acquire capabilities to meet the evolving business and regulatory requirements and needs of buyers and sellers of multi-channel advertising, our competitive position will be weakened.
- **We operate in an intensely competitive market that includes companies that have greater financial, technical and marketing resources than we do.** We face intense competition in the marketplace. We are confronted by rapidly changing technology, evolving user needs and the frequent introduction by our competitors of new and enhanced solutions. We compete for advertising spending against competitors that, in some cases, are also buyers and/or sellers on our platform. We also compete for supply of advertising inventory against a variety of competitors. Some of our existing and potential competitors are better established, benefit from greater name recognition, may have offerings and technology that we do not have or that are more evolved and established than ours, and have significantly more financial, technical, sales, and marketing resources than we do. In addition, some competitors, particularly those with a more diversified revenue base and a broader offering, may have greater

flexibility than we do to compete aggressively on the basis of price and other contract terms, or to compete with us by including in their product offerings services that we may not provide. Some competitors are able or willing to agree to contract terms that expose them to risks that might be more appropriately allocated to buyers or sellers of advertising (including inventory risk and the risk of having to pay sellers for unsold advertising impressions), and in order to compete effectively we might need to accommodate risks that could be difficult to manage or insure against. Some buyers that use our solution, and some potential buyers, have their own relationships with sellers and can directly connect advertisers with sellers, and many sellers are investing in capabilities that enable them to connect more effectively directly with buyers. Our business may suffer to the extent that buyers and sellers purchase and sell advertising inventory directly from one another or through intermediaries other than us. In addition, as a result of solutions introduced by us or our competitors, our marketplace will experience disruptions and changes in business models, which may result in our loss of buyers or sellers. Our innovation efforts may lead us to introduce new solutions that compete with our existing solutions. New or stronger competitors may emerge through acquisitions and industry consolidation or through development of disruptive technologies. If our offerings are not perceived as competitively differentiated, due to competition and growth in our industry or our failure to develop adequately to meet market evolution, we could lose clients and market share or be compelled to reduce our prices, making it more difficult to grow our business profitably.

- **Our business depends on our ability to collect and use data to deliver advertisements, and to disclose data relating to the performance of advertisements. Any limitation imposed on our collection, use or disclosure of this data could significantly diminish the value of our solution and cause us to lose sellers, buyers, and revenue.** As we process transactions through our solutions, we are able to collect significant amounts of information about advertisements, their buyers and sellers, and the transactions in which they are placed. This includes buyer and seller preferences and requirements for media and advertisement content and specifications such as placement, size and format; pricing of advertisements; and auction activity such as price floors, bidding bid response behavior, and clearing prices. We also are able to collect non-personal information about users, including browser or device location and characteristics; online behavior; exposure to and interaction with advertisements; and inferential data about purchase intentions and preferences. We collect this data through various means, including from our own systems, pixels that sellers allow us to place on their websites to track user visits, software development kits installed in mobile applications, and cookies (which are discussed below). Our sellers and buyers also may provide us with their proprietary data about users. We aggregate this data over billions of advertising impressions and analyze it in order to optimize our services, including the pricing, placement and scheduling of advertisements purchased by buyers across the advertising inventory provided by sellers. We also share this data, or analyses based upon the data, with clients as part of our services. Our ability to collect, use, and share data about advertising purchase and sale transactions and user behavior and interaction with content is critical to the value of our services, and any limitation on our data practices could impair our ability to deliver effective solutions that meet the needs of sellers and buyers of advertising, resulting in loss of volume and reduced pricing.

- **We are controlled by our officers and directors.** Our officers and directors currently hold all of our voting stock, and at the conclusion of this offering will continue to hold a majority of the company's common stock. Investors in this offering will not have the ability to control a vote by the stockholders or the board of directors.
- **The company will need to raise additional money in the future.** We might not sell enough securities in this offering to meet our operating needs and fulfill our plans, in which case we could cease operating and investors may therefore be at risk of losing their investments. Even if we raise everything at or above our targeted funds, it is likely that we will need to raise additional funds in the future. The ability to raise funds will always be a risk until we achieve sustainable profitability, which we currently cannot predict. Even if we do successfully raise more funds after this offering, the terms of that offering could result in a reduction in value of your investment in the company, as later stage investors may get more favorable terms.
- **It is difficult for us to accurately predict our earnings potential.** Because of our short operating history, it is more difficult to accurately assess growth rate and earnings potential. It is possible that our company will face many difficulties typical for early stage companies.
- **We expect losses in the foreseeable future.** Excluding the effect of any future non-operating gains, we expect to incur losses for the foreseeable future and, if we ever generate revenues, or have profits, we may not be able to sustain them. Our expenses will increase as we build an infrastructure to implement our business model. For example, we may hire additional employees, expand information technology systems, and lease more space for our corporate offices. In addition, we plan to significantly increase our operating expenses to: fully develop and broaden our technology and product offerings; acquire customers; explore opportunities and alliances with other companies; and facilitate business arrangements.
- **We expect our expenses to grow as the Company grows.** Our expenses will increase as we build infrastructure to implement our business plan. For example, we may hire additional employees, expand our product offerings, and lease more space for our corporate offices. This poses a risk to the financial forecasts and current financial model of the Company.
- **Our success is dependent on our key personnel and on our ability to integrate current and future employees to our operations.** We believe that our success will depend on the continued employment of our senior management and key personnel. If one or more members of our senior management were unable or unwilling to continue in their present positions, our business and operations could be disrupted and this could put the overall business at risk. Our efficiency may be limited while our current employees and future employees are being

integrated into our operations. In addition, we may be unable to find and hire additional qualified management and professional personnel to help lead us. There is competition for qualified personnel in the area of the Company's activities, and there can be no assurance that the Company will be able to attract and retain qualified personnel necessary for the development of our business. If this business cannot effectively hire employees to help the company grow, the business could be at risk overall of not succeeding, and investors therefore may be at risk of losing their investment.

- **Projections are speculative and are based upon a number of assumptions.** Any projected financial results prepared by or on behalf of the Company have not been independently reviewed, analyzed, or otherwise passed upon. Such "forward-looking" statements are based on various assumptions, which assumptions may prove to be incorrect. Such assumptions include, but are not limited to (i) the future status of local, regional and international economies, (ii) anticipated demand for our products, (iii) anticipated costs associated with the development, marketing, sales and distribution of our products, and (iv) anticipated procurement and retention of a customer base. Accordingly, there can be no assurance that such projections, assumptions, and statements will accurately predict future events or actual performance. Any projections of cash flow should be considered speculative and are qualified in their entirety by the assumptions, information and risks disclosed in the Offering Statement. Investors are advised to consult with their own independent tax and business advisors concerning the validity and reasonableness of the factual, accounting and tax assumptions. No representations or warranties whatsoever are made by the Company, its affiliates or any other person or entity as to the future profitability of the Company or the results of making an investment in the Shares. If our future projections end up being significantly different than currently projected, our business could be greatly impacted. Our business therefore may not be able to sustain itself without the projected future revenues. The business could be at risk of closing, and investors may therefore be at risk of losing their investments.
- **We may not effectively manage growth.** The anticipated growth of the Company's business will result in a corresponding growth in the demands on the Company's management and its operating infrastructure and internal controls. While we are planning for managed growth, any future growth may strain resources and operational, financial, human and management information systems, which may not be adequate to support the Company's operations and will require the Company to develop further management systems and procedures. There can be no guarantee that the Company will be able to develop such systems or procedures effectively on a timely basis. The failure to do so could have a material adverse effect upon the Company's business, operating results and financial condition. Investors could therefore be at risk of losing their investments if growth is not managed effectively.
- **The Company may not reach its sales goals.** The Company has forecasted its capitalization requirements based on sales goals and cost containment measures; any reduction to these forecasts could make it difficult for the

company to achieve its projected growth, which would affect available cash and working capital, ultimately affecting the Company's financial condition. This could put the investor at risk of losing their investment.

- **The Company may require additional financing to support working capital needs.** The Company may need to explore additional financing transactions that management determines are in the best interest of the Company, including, without limitation, commercial debt transactions, private offerings of debt or equity securities, a rights offering, and other strategic alternatives. Such additional financing may not be available to the Company, or, if available, the Company may be unable to undertake such additional financing on terms that are advantageous to the Company. If the Company fails to raise additional capital in such an offering, or through other fund-raising efforts, such a failure could have a material adverse effect on the Company, and investors in this Offering could be at greater risk of losing their investments due to the inability of the business to proceed with enough working capital to effectively run the Company.
- **There may be unanticipated obstacles to the execution of the Company's business plan.** The Company's business plans may change significantly. Our business plan is capital intensive. We believe that our chosen activities and strategies are achievable in light of current economic and legal conditions with the skills, background, and knowledge of our officers and directors. Our management reserves the right to make significant modifications to its stated strategies depending on future events. Investors must be prepared for these potential modifications to stated strategies and understand the inherent risk to their investment that these modifications could pose.
- **The Company may not successfully develop, market and launch the Wordego blockchain.** The Wordego blockchain has not yet been developed by the Company and it will require significant capital funding, expertise of the Company's management, time and effort in order to develop and successfully launch the Wordego blockchain. Despite good faith efforts to develop and launch the Wordego blockchain, it is still possible that the Wordego blockchain will experience malfunctions or otherwise fail to be adequately developed or maintained, which may negatively impact our business. The Company may not have or may not be able to obtain the technical skills and expertise needed to successfully develop the Wordego blockchain and progress it to a successful launch. While the Company has sought to retain and continue to competitively recruit experts, there is a general scarcity of management, technical, scientific, research and marketing personnel with appropriate training to develop and maintain the Wordego blockchain. If the Company is not successful in its efforts to demonstrate to users the utility and value of the Wordego blockchain, there may not be sufficient demand, and investors may therefore be at risk of losing their investments.
- **Until recently, little or no regulatory attention has been directed toward blockchain technologies by the United States federal and state governments, foreign governments and self-regulatory agencies.** As blockchain technology and cryptocurrencies have grown in popularity and in market size, the US Congress

and certain US agencies like FinCEN and the Federal Bureau of Investigation, have begun to examine the operations of the Bitcoin network and other blockchain technologies, blockchain users and the various cryptocurrency exchange markets. Local state regulators such as the California Department of Financial Institutions and the New York State Department of Financial Services have also initiated examinations of Bitcoin and other cryptocurrencies. There is a possibility of future regulatory change altering the nature of an investment in the Securities or the ability of the Company to continue to operate. Currently, neither the SEC nor the CFTC has formally asserted regulatory authority over cryptocurrency network or cryptocurrency trading and ownership.

- **Regulation of tokens and token offerings such as cryptocurrencies, blockchain technologies, and cryptocurrency exchanges currently is undeveloped and likely to rapidly evolve, varies significantly among international, federal, state and local jurisdictions and is subject to significant uncertainty.** Various legislative and executive bodies in the United States and in other countries may in the future, adopt laws, regulations, guidance, or other actions, which may severely impact the development and growth of any distributed ledger network developed by the Company and the adoption and utility of the future utility tokens. Failure by the Company, to comply with any laws, rules and regulations, some of which may not exist yet or are subject to interpretation and may be subject to change, could result in a variety of adverse consequences, including civil penalties and fines.
- **The regulation of non-currency use of blockchain assets is also uncertain.** The CFTC has publicly taken the position that certain blockchain assets are commodities, and the SEC has issued a public report stating federal securities laws require treating some blockchain assets as securities. To the extent that a domestic government or quasi-governmental agency exerts regulatory authority over a blockchain network or asset, the Company network and any future utility tokens may be materially and adversely affected.
- **Blockchain networks also face an uncertain regulatory landscape in many foreign jurisdictions such as the European Union, China and Russia.** Various foreign jurisdictions may, in the near future, adopt laws, regulations or directives that affect the ecosystem for any future utility tokens. Such laws, regulations or directives may conflict with those of the United States or may directly and negatively impact our business. The effect of any future regulatory change is impossible to predict, but such change could be substantial and materially adverse to the development and growth of an ecosystem and the adoption and utility of any future tokens. New or changing laws and regulations or interpretations of existing laws and regulations, in the United States and other jurisdictions, may materially and adversely impact the value of the currency in which any future utility tokens may be exchanged, the value of the distributions that may be made by the ecosystem, the liquidity of any future utility token, the ability to access marketplaces or exchanges on which to trade such, and the structure, rights and transferability of any tokens.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Okan Erol, 34.8% ownership, Common Stock
- Utku Erol, 34.8% ownership, Common Stock
- Mukadder Erol, 30.0% ownership, Common Stock

Classes of securities

- Common Stock: 5,000,000

Common Stock

The Company is authorized to issue up to 10,000,000 shares of Common Stock. There are a total of 5,000,000 shares currently outstanding.

Dividend Rights

Holders of our Common Stock are entitled to receive dividends, if any, as may be declared from time to time by the board of directors out of legally available funds. The payment of dividends on the Common Stock will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

Voting Rights

Holders of our common stock are entitled to vote on all matters submitted to a vote of the stockholders, including the election of directors.

Rights to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the Company's common stock are subject to and may be adversely affected by, the rights of the holders of any then outstanding shares of preferred stock.

What it means to be a Minority Holder

In our Company, the class and voting structure of our stock has the effect of concentrating voting control with a few people, specifically our founders combined with a few other shareholders. As a result, these few people collectively have the ability to make all major decisions regarding the Company. As a holder of the Company common stock you will have voting rights, but you will hold a minority interest in the Company and the founders combined with a few other shareholders will still control the Company. In that case, as a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our Company's governance documents, additional issuances of securities, Company repurchases of securities, a sale of the Company or of assets of the Company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, referring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2017-12-31.

Financial Condition

Results of Operation

Wordego Inc. was incorporated on February 17, 2016 under the laws of Delaware. The Company's headquarters are located in Chicago, Illinois. The Company owns 99,55% of shares of its subsidiary Text Mining Softwares Inc. located in Istanbul, Turkey.

As being the parent (holding) company, Wordego Inc. operates as the management, sales and business development entity, whereas its subsidiary Text Mining Softwares Inc. operates as the technology development entity of the group.

Within this perspective, in 2016 and 2017, all general & administrative, selling & marketing, and research & development expenses of the group has been undertaken by the subsidiary Text Mining Softwares Inc., as being the employer of the entire Company personnel, and the full owner of the group's IP rights.

In 2016 - Wordego Inc.'s first operating year - the Company generated $108.902 of online advertising sales revenue through sales to its direct customers as brands and ad exchange partners. Within this period, the cost of services sold - including all expenses undertaken by Text Mining Softwares Inc. in respect to general & administrative, selling & marketing, and research & development expenses - was $103,473, which resulted with a gross profit of $5,429.

After deducting the general and administrative costs totaling $2,155 in respect to professional service expenses and bank changes undertaken by Wordego Inc., our operating profit for 2016 was $3,274, and our net profit for the period was $2,383.

In 2017, Wordego Inc. generated $125.715 of online advertising sales revenue through sales to its direct customers as brands and ad exchange partners. Within this period, our cost of services sold - including all expenses undertaken by Text Mining Softwares Inc. in respect to general & administrative, selling & marketing, and research & development expenses - was $118,479, which resulted with a gross profit of $7,236.

After deducting the general and administrative costs totaling $2,836 in respect to professional service expenses and bank changes undertaken by Wordego Inc., our operating profit for 2017 was $4,400, and our net profit for the period was $3,340.

Our 2016 and 2017 sales revenues solely consist of Display Advertising revenues and do not include any Coupon Advertising revenues, since our Coupon AdX solutions have been released in early 2018.

Our projected net sales revenue for 2018 is approximately $300K. We anticipate our Display AdX and Coupon AdX solutions both generate approximately $150K of net sales revenue in 2018. The complete details of our projections can be found in the Financial Milestones section of our offering.

Financial Milestones

Past Achievements and Future Targets

Wordego Inc. was incorporated in 2016 as a Delaware C-Corporation. The Company operates as the management, sales, and financing (holding) company; whereas our 2012 founded Turkish subsidiary Text Mining Softwares Inc. operates as the R&D company of our group.

We are operating on the ground with our own management, business development and software development teams based in Chicago (headquarters), San Francisco and Istanbul, and we also possess independent business development teams based in Dubai and Baku.

Since our establishment in 2012, we have built our market position by focusing on improving our technology and broadening our reach. In 2013, we introduced Wordego Display AdX, a seamless Display Advertising marketplace to buy and sell display advertising at scale. In 2018, we introduced Wordego Coupon AdX, the unique Coupon Advertising marketplace for the industry to buy and sell electronic coupons at scale.

Our next project is to build the World's first Blockchain Powered Coupon App, where people would buy, sell and redeem coupons online with blockchain technology. Our blockchain technology is in development and testing phase, and shall be fully integrated into our platform shortly.

Since inception, we have:

•Reached a portfolio of 2000+ advertisers and 5000+ publishers.

•Became network partners with 10 global ad networks including; Google, Criteo, Rubicon Project, OpenX, Appnexus, Adform, Wideorbit, and Smaato.

•Raised $280K of equity capital from our founding partners.

•Raised $350K of (non-refundable) state R&D grants.

•Raised $175K of convertible equity financing.

•Realized 10B+ ad impressions on publisher websites.

•Reached 50M+ unique internet users from all around the World.

•Generated $1M+ of sales revenue.

Our vision is leading a dynamic online advertising ecosystem, where people would access the ads and coupons of products and services right at the moment they need, and buy, sell and redeem them online. We target to grow our market share in our existing international markets, and we also plan to further expand our operations in America, Europe and APAC.

Financial Assumptions

Our financial projections for the next five years have been built upon a detailed business plan with the following key financial assumptions:

Display AdX Revenues:

•The projected sales revenue for Display AdX solutions is $150K in 2018.

•The annual sales growth rate anticipation for Display AdX solutions is 50% with a refund rate of 1%.

•The projected cost of sales for Display AdX solutions is 75% for publisher expenses and 3% for cloud computing expenses, over the gross Display AdX sales revenue.

Coupon AdX Revenues:

•The projected sales volume for Coupon AdX solutions is $150K in 2018.

•The annual sales growth rate anticipation for Coupon AdX solutions is 100% with a refund rate of 1%.

•The projected cost of sales for Coupon AdX solutions is 50% for publisher expenses, 5% for cloud computing expenses and 10% for blockchain expenses, over the gross Coupon AdX sales revenue.

Coupon App Revenues:

•The projected sales revenue for Coupon App solutions is zero in 2018 and $240K in 2019.

•The annual sales growth rate anticipation for Coupon App solutions is 200% with a refund rate of 1%.

•The projected cost of sales for Coupon App solutions is 5% for cloud computing expenses, 10% for blockchain expenses and 10% for app installation expenses, over the gross Coupon App sales revenue.

Personnel Expenses:

•The company Personnel consist of; management personnel, software development personnel, business development personnel and operations personnel.

•The average headcount for management personnel is 2.5 for 2018 and 4 for the 2019 - 2022 period.

•The average headcount for software development personnel is 3 for 2018 and 6 for the 2019 - 2022 period.

•The average headcount for business development personnel is 2 for 2018 and 6 for the 2019 - 2022 period.

•The average headcount for operations personnel is 0 for 2018, 2 for 2019 and 3 for the 2020 - 2022 period.

General & Administrative Expenses:

•The General & Administrative Expenses consist of; office rent expenses, public accountant expenses, public attorney expenses, travel expenses, meal expenses, communication and internet expenses, IT service subscriptions and bank charges.

•The anticipated General & Administrative Expenses for the 2018 to 2022 period is; $29K, $35K, $38K, $41K and $45K respectively.

Selling & Marketing Expenses:

•The Selling & Marketing Expenses consist of advertising expenses for the marketing and promotion of our own services.

•The anticipated Selling & Marketing Expenses for the 2018 to 2022 period is; $17K, $34K, $68K, $137K and $276K respectively.

Funding:

•The Company is anticipated to be funded with $225K of convertible note financing in 2018, and $1M of equity financing in 2019.

•In respect to the financial projections based on industrial analogs and our company-specific revenue and cost structures, the company management currently forecasts

2017, 2018, 2019 and 2020 revenues as $370 thousand, $806 thousand, $3.5 million and $9.9 million respectively, and believes the company will generate positive net income by 2020.

Financial Projections

In respect to the above mentioned financial assumptions, our financial projections for the 2018 – 2022 period are as follows:

Projected Revenue:

Our projected revenue for the 2018 - 2022 period is $297K, $757K, $1.6M, $3.8M and $9.5M respectively. After deducting the cost of sales, during the same period, our gross profit is anticipated to grow from $99K in 2018 to $5.8M in 2022. Accordingly, between 2018 to 2022, our gross margin is projected to reach to 34%, 44%, 50%, 56% and 61% respectively.

Income Statement:

Our projected income statement points strong profitability for the 2018 – 2022 period. During this period, our Earnings Before Income Taxes (EBIT) is projected to reach from -$192K in 2018, to -$320K in 2019, and then to +$43K in 2020, +$1.2M in 2021 and to +$4.7M in 2022.

Profitability:

With these strong growth projections, we anticipate to reach the Break-Even point in 3 years, and generate $9.5M net revenue in 5 years. Our EBIT margin is expected to reach to 3% in 2020, 32% in 2021 and 48% in 2022.

Revenue By Stream:

By 2022, we anticipate generating $760K of sales from our Display AdX solutions, $2M of sales from our Coupon AdX solutions, and $6M of sales from our Coupon App. These products are anticipated to generate 22%, 35% and 75% of gross profit respectively.

Liquidity and Capital Resources

The Company is currently generating few operating profits and requires the continued infusion of new capital to continue business operations. Even if the company is successful in this offering, we will likely seek to continue to raise capital under crowdfunding offerings, equity or debt issuances, or any other method available to the company.

To continue growing and operating our business, we will need additional capital in the future. We can access this capital in a variety of ways including through sales of our display and coupon advertising solutions or other revenue sources, via a bank loan or line of credit, capital contributions from our shareholders, or other capital raising plans.

If we reach our minimum target of $10,000 in this offering - together with our current available resources - we can continue to operate for six months without raising further capital. If we manage to raise our overallotment amount of $1,070,000, we project such amount will enable us to fund our operations through 2018 and 2019, and based on our current assumptions, we expect to reach profitability in early 2020.

Indebtedness

1) On July 31, 2016, the Company acquired 99.00% of shares of it's Turkish subsidiary Text Mining Softwares Inc. for $164,835. The total purchase price is to be paid within 3 years following the closing date. 2) The company has an outstanding convertible promissory note for $175,000 dated April 30, 2017. The notes bears interest of 8% per year, with the balance due at maturity date on April 30, 2019. As per the conditions of the notes: (a) In the event that the Company issues and sells shares of its equity securities to investors on or before the maturity date, in an equity financing resulting in gross proceeds to the Company of at least $500,000 (including the conversion of the notes and other debt) (a "Qualified Financing"), then the outstanding principal balance of the notes shall automatically convert into such equity securities at a conversion price equal to the lesser of (i) 80% of the per share price paid by the equity investors or (ii) the price equal to the quotient of $8,000,000 (the "Valuation Cap") divided by the aggregate number of outstanding shares of the Company's common stock as of immediately prior to the initial closing of the Qualified Financing, and otherwise on the same terms and conditions as given to the equity investors. (b) In the event that a Qualified Financing is not consummated prior to the maturity date, then effective upon the maturity date, the outstanding principal balance and any unpaid accrued interest under the note and each of the other notes shall be converted into shares of common stock of the Company at a conversion price equal to the quotient of $2,000,000 divided by the aggregate number of outstanding shares of the Company's common stock as of the maturity date. The investors of the Company's convertible promissory note for $175,000, and their investment amounts are as follows: Okan Erol (Co-Founder & CEO): $50,000 Utku Erol (Co-Founder & CTO): $50,000 Erdem Yurdanur: $50,000 Gokce Kirimli: $25,000

Recent offerings of securities

- 2017-04-30, Rule 506(b) of Reg D, 175000 Convertible Promissory Note. Use of proceeds: Working Capital

Valuation

$5,000,000.00

We have not undertaken any efforts to produce a valuation of the Company. The price of the shares merely reflects the opinion of the Board as to what would be fair market value. We have valued the company based on a few factors: 1) We have compared our offering to similar deals in the Online Advertising marketplace and assessed their revenue multiple which ranges from 14-26 times online advertising revenues. Using the median of that scale multiplied by our recurring revenue yields approximately $2.5M of valuation. 2) We also have a baseline value of the technology in the Company sans any revenues which is about $1.5M. 3) Since our technology also encompasses the blockchain space, we took into account the upside potential of that to add an additional $1M of valuation which we believe is extremely conservative. Combining all these three factors, we arrived at a reasonable valuation of $5M.

USE OF PROCEEDS

	Offering Amount Sold	**Offering Amount Sold**
Total Proceeds:	$10,000	$1,070,000
Less: Offering Expenses		
StartEngine Fees (6% total fee)	$600	$64,200
Net Proceeds	$9,400	$1,005,800
Use of Net Proceeds:		
Personnel Expenses	$5,400	$560,400
Selling & Marketing	$2,250	$233,500
General & Administrative	$1,350	$140,100
Working Capital	$300	$50,300
Capital Expenditures	$100	$21,500
Total Use of Net Proceeds	$9,400	$1,005,800

We are seeking to raise a minimum of $10,000 (target amount) and up to $1,070,000 (overallotment amount) in this offering through Regulation Crowdfunding. If we manage to raise our overallotment amount of $1,070,000, we believe that amount will last us 3 years.

The net proceeds of this offering, whether the minimum target amount or the maximum amount is reached, will be used to cover part of the $1.25M that we project we will need in 2018 and 2019 to build and launch our Blockchain Powered Coupon App, and expand the market penetration of our existing Display AdX and Coupon AdX solutions.

Within this perspective, we intend to hire additional software development personnel for improving and developing our technology; hire additional management, business development and operations personnel for acquiring and retaining new customers; and invest in digital and social media advertising for marketing and promotion of our own services.

We project our average headcount for management personnel be 2.5 for 2018 and 4 for the 2019 - 2022 period; for software development personnel be 3 for 2018 and 6 for the 2019 - 2022 period; for business development personnel be 2 for 2018 and 6 for the 2019 - 2022 period; and for operations personnel be zero for 2018, 2 for 2019 and 3 for the 2020 - 2022 period.

For the 2018 to 2022 period; we project our Personnel Expenses be $243K, $571K, $646K, $666K and $686K; our General & Administrative Expenses be $29K, $35K, $38K, $41K and $45K; and our Selling & Marketing Expenses be $17K, $34K, $68K, $137K and $276K respectively.

The complete details of our projections can be found in the Financial Milestones section of our offering.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available on its website www.wordego.com in the tab labeled investors. The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Wordego Inc.

[See attached]

I, Okan Erol, the President & CEO of Wordego Inc., hereby certify that the financial statements of Wordego Inc. and notes thereto for the periods ending December 31, 2016 and December 31, 2017 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2017 the amounts reported on our tax returns were total income of $125,715; taxable income of $4,400 and total tax of $3,340.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the March 26, 2018.

__________ (Signature)

President & CEO (Title)

March 26, 2018 (Date)

WORDEGO INC.

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF AND FOR THE YEARS ENDED
December 31, 2016 and 2017

WORDEGO INC.

BALANCE SHEETS
For the Years Ended December 31, 2016 and 2017
(unaudited)

WORDEGO INC. BALANCE SHEET (USD) For the Years Ended December 31, 2016 and 2017 (unaudited)	2016	2017
CURRENT ASSETS	**3,324**	**124,603**
LIQUID ASSETS	**3,324**	**316**
Cash and Cash Equivalents	3,324	316
TRADE RECEIVABLES	**-**	**124,287**
Customers	-	124,287
LONG TERM ASSETS	**164,835**	**339,835**
Goodwill	163,015	163,015
Investment in Subsidiaries	1,820	176,820
TOTAL ASSETS	**168,159**	**464,438**

WORDEGO INC. BALANCE SHEET (USD) For the Years Ended December 31, 2016 and 2017 (unaudited)	2016	2017
SHORT TERM LIABILITIES	**-**	**116,879**
TRADE PAYABLES	**-**	**116,879**
Suppliers	-	116,879
LONG TERM LIABILITIES	**164,835**	**339,835**
Convertible Notes Issued	-	175,000
Notes Payables	164,835	164,835
SHAREHOLDERS EQUITY	**3,324**	**7,724**
PAID IN CAPITAL	**50**	**50**
RETAINED EARNINGS	**3,274**	**7,674**
TOTAL LIABILITIES	**168,159**	**464,438**

WORDEGO INC.

STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2016 and 2017
(unaudited)

WORDEGO INC. INCOME STATEMENT (USD) For the Years Ended December 31, 2016 and 2017 (unaudited)	2016	2017
INCOME	**108,902**	**125,715**
Online Advertising Sales	108,902	125,715
Cost of Services Sold (-)	(103,473)	(118,479)
GROSS PROFIT OR LOSS	**5,429**	**7,236**
OPERATING EXPENSES (-)	**(2,155)**	**(2,836)**
General Administration Expenses (-)	(2,155)	(2,836)
OPERATING PROFIT OR LOSS	**3,274**	**4,400**
PROFIT OR (LOSS) FOR THE PERIOD	**3,274**	**4,400**
PROVISIONS FOR TAXES PAYABLE (-)	**(891)**	**(1,060)**
NET PROFIT OR (LOSS) FOR THE PERIOD	**2,383**	**3,340**

WORDEGO INC.

STATEMENTS OF SHAREHOLDERS' EQUITY
For the Years Ended December 31, 2016 and 2017
(unaudited)

WORDEGO INC. STATEMENT OF SHAREHOLDERS' EQUITY For the Years Ended December 31, 2016 and 2017 (unaudited)	Common Stock			
	Number of Shares	Total Amount	Accumulated Deficit	Shareholders' Equity
Balance at Jan 1, 2016	-	-	-	-
Issuance of Founders Stock	5,000,000	$50.00	$0.00	$50.00
Net Income			$3,274.00	$3,274.00
Balance at December 31, 2016	**5,000,000**	**$50.00**	**$3,274.00**	**$3,324.00**
Net Income			$4,400.00	$4,400.00
Balance at December 31, 2017	**5,000,000**	**$50.00**	**$7,674.00**	**$7,724.00**

WORDEGO INC.

STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2016 and 2017
(unaudited)

WORDEGO INC. CASH FLOW STATEMENT (USD) For the Years Ended December 31, 2016 and 2017 (unaudited)	2016	2017
OPERATING ACTIVITIES		
Cash Receipts from Sales	108,902	1,428
Cash Payments to Suppliers	(103,473)	(1,600)
Cash Payments for Operating Expenses	(2,155)	(2,836)
NET CASH FLOW FROM OPERATING ACTIVITIES	**3,274**	**(3,008)**
INVESTING ACTIVITIES		
Cash Receipts from Convertible Note Offerings	-	175,000
Cash Payments for Investments in Subsidiaries	-	(175,000)
NET CASH FLOW FROM INVESTING ACTIVITIES	**-**	**-**
FINANCING ACTIVITIES		
Cash Received from (Paid to) Shareholders	50	-
NET CASH FLOW FROM FINANCING ACTIVITIES	**50**	**-**
NET INCREASE IN CASH	**3,324**	**(3,008)**
CASH AT BEGINNING OF PERIOD	**-**	**3,324**
CASH AT END OF PERIOD	**3,324**	**316**

NOTE 1: NATURE OF BUSINESS AND OPERATIONS

Wordego Inc. was incorporated on February 17, 2016 in the State of Delaware. The financial statements of Wordego Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Chicago, Illinois. The Company owns 99.55% of shares of its subsidiary Metin Madenciligi Yazilimlari AS ("Text Mining Softwares Inc.") located in Istanbul, Turkey.

Wordego is a Blockchain Powered Ad Exchange Platform for advertisers and publishers. We provide complete technology solutions to automate the purchase and sale of Display and Coupon Advertising. Our platform features applications and services for advertisers (buyers) to buy online advertising inventory on websites and mobile applications, services for publishers (sellers) to sell their online advertising inventory, and a marketplace over which such transactions are executed.

Our next project is to build the World's first Blockchain Powered Coupon App, where people would buy, sell and redeem coupons online with blockchain technology. Our blockchain technology is in development and testing phase, and shall be fully integrated into our platform shortly.

As being the parent (holding) company, Wordego Inc. operates as the management, sales and business development entity, whereas its subsidiary Text Mining Softwares Inc. operates as the technology development entity of the group.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP). The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2016. The respective carrying value of certain onbalance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues from Online Advertising Services when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes

The Company is taxed as a corporation. Accordingly, the Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3: DEBT

On July 31, 2016 Wordego Inc. acquired 99.00% of shares (Common Stock) from Turkish company Text Mining Softwares Inc. for $164,835. The total purchase price is to be paid within 3 years following the closing date. The net asset value of Turkish company at time of acquisition was $3,485 which was subtracted from the total company valuation of $166,500 to arrive at Goodwill value.

NOTE 4: COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5: STOCKHOLDERS' EQUITY

Common Stock

We have authorized the issuance of 10,000,000 shares of our common stock with par value of $0.00001. As of March 26, 2018 the company has currently issued 5,000,000 shares of our common stock.

NOTE 6: RELATED PARTY TRANSACTIONS

Participation to Subsidiary Through Share Purchase

On July 31, 2016, Wordego Inc. acquired 99.00% of common shares of the Turkish company Text Mining Softwares Inc..

Prior to the acquisition, both Wordego Inc. and Text Mining Softwares Inc. had exactly the same shareholders with exactly the same shareholding structure: Okan Erol (34.80%), Utku Erol (34.80%), Mukadder Erol (30.00%), Rumeysa Bagatar Erol (0.20%), Asli Mihriban Erol (0.20%).

After the acquisition of the 99.00% of common shares of Text Mining Softwares Inc. by Wordego Inc., the shareholding structure of Text Mining Softwares Inc. has been changed as follows: Wordego Inc. (99.00%), Okan Erol (0.20%), Utku Erol (0.20%), Mukadder Erol (0.20%), Rumeysa Bagatar Erol (0.20%), Asli Mihriban Erol (0.20%).

The total purchase price ($164,835) for the 99.00% of common shares of Text Mining Softwares Inc. has been calculated over the nominal value of the shares at the time of incorporation. The payment for the share purchases is agreed (with a share purchase agreement) to be made within 3 years following the closing date (July 31, 2016).

Participation to Subsidiary Through Capital Increase

On July 28, 2017, Wordego Inc. participated in the share capital increase of its Turkish subsidiary Text Mining Softwares Inc., and fully payed in $175,000 of cash capital to the company.

Following this capital increase, the shareholding structure of Text Mining Softwares Inc. has been changed as follows: Wordego Inc. (99.55%), Okan Erol (0.09%), Utku Erol (0.09%), Mukadder Erol (0.09%), Rumeysa Bagatar Erol (0.09%), Asli Mihriban Erol (0.09%).

Participation to Convertible Promissory Note Offering

The company has an outstanding convertible promissory note for $175,000 dated April 30, 2017. The notes bears interest of 8% per year, with the balance due at maturity date on April 30, 2019.

As per the conditions of the notes:

(a) In the event that the Company issues and sells shares of its equity securities to investors on or before the maturity date, in an equity financing resulting in gross proceeds to the Company of at least $500,000 (including the conversion of the notes and other debt) (a "Qualified Financing"), then the outstanding principal balance of the notes shall automatically convert into such equity securities at a conversion price equal to the lesser of (i) 80% of the per share price paid by the equity investors or (ii) the price equal to the quotient of $8,000,000 (the "Valuation Cap") divided by the aggregate number of outstanding shares of the Company's common stock as of immediately prior to the initial closing of the Qualified Financing, and otherwise on the same terms and conditions as given to the equity investors.

(b) In the event that a Qualified Financing is not consummated prior to the maturity date, then effective upon the maturity date, the outstanding principal balance and any unpaid accrued interest under the note and each of the other notes shall be converted into shares of common stock of the Company at a conversion price equal to the quotient of $2,000,000 divided by the aggregate number of outstanding shares of the Company's common stock as of the maturity date.

The investors of the Company's convertible promissory note for $175,000, and their investment amounts are as follows:

Okan Erol (Co-Founder & CEO): $50,000
Utku Erol (Co-Founder & CTO): $50,000
Erdem Yurdanur: $50,000
Gokce Kirimli: $25,000

NOTE 7: SUBSEQUENT EVENTS

There have been no subsequent events that occurred after December 31, 2017, through March 26, 2018, the issuance date of these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Wordego is pending **StartEngine Approval.**



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0
Investors

$0.00
Raised of $10K - $107K goal

WORDEGO

Wordego

Blockchain Powered Ad Exchange Platform

Small OPO · Chicago, IL · Advertising and Marketing · Accepting International Investment

Pioneering Blockchain Powered Ad Exchange Platform

Invest in the Future of Online Advertising

"Wordego is a Blockchain Powered Ad Exchange Platform for advertisers and publishers. We provide complete technology solutions to automate the purchase and sale of Display and Coupon Advertising.

Since our establishment in 2012, we have built our market position by focusing on improving our technology and broadening our reach. In 2013, we introduced Wordego Display AdX, a seamless Display Advertising marketplace to buy and sell display advertising at scale. In 2018, we introduced Wordego Coupon AdX, the unique Coupon Advertising marketplace for the industry to buy and sell electronic coupons at scale.

Our next project is to build the World's first Blockchain Powered Coupon App, where people would buy, sell and redeem coupons online with blockchain technology. Our blockchain technology is in development and testing phase, and shall be fully integrated into our platform shortly.

Our vision is leading a dynamic online advertising ecosystem, where people would access the ads and coupons of products and services right at the moment they need, and buy, sell and redeem them online. We target to grow our market share in our existing international markets, and we also plan to further expand our operations in America, Europe and APAC.

To support our growth objectives, we intend to invest in developing additional product features and marketing initiatives, and we need additional capital to do that.

We are very excited about the future of our company, and we hope you will join us in creating positive change in millions of consumers' lives."

Dr. Okan Erol | Co-Founder & CEO




MY WALLET
BOX Meal
City Cake
Chicago Pastry
The Beach
JOHN SMITH
PLATINUM







DON'T MISS THE OPPORTUNITY

Investment

$1/share of Common Stock | When you invest you are betting the company's future value will exceed $5.1M.
The investment is in common voting stock. Wordego currently only issues common stock (no preferred stock exists).
Once profitable, these shares will pay annual dividends.

Investor Perks

All investors
Frequent updates on our technology progress

$1,000+
Your place on the Official Founders Page of the website
Exclusive content and frequent company updates

$5,000+
Your place on the Official Founders Page of the website
Exclusive content and frequent company updates
Twice yearly update through calls from the CEO

*All perks occur after the offering is completed.

This Offering is eligible for the
StartEngine Owners' 10% Bonus.

*For details on the bonus, please see the **Offering Summary** below.*

SOLUTIONS

What We Are Doing



Wordego Ad Exchange is a legendary ease of use self-service programmatic advertising platform with unique Display and Coupon Advertising solutions. We have built the most open and transparent advertising technology platform on the market. Wordego Ad Exchange is the highest-quality programmatic advertising marketplace, where advertisers and publishers can transact across a full spectrum of inventory types, advertising units, and channels.



Wordego Display AdX

Wordego Display AdX is a seamless Display Advertising marketplace for advertisers and publishers to buy and sell display advertising at scale. Our platform provides a critical connection between advertisers and publishers and allows large numbers of buyers and sellers to transact on an automated basis. Wordego Display AdX helps increase the volume and effectiveness of Display Advertising, by improving return on advertising investment for advertisers and maximizing advertising revenue for publishers.



Wordego Coupon AdX

Wordego Coupon AdX is a unique Coupon Advertising marketplace for advertisers and publishers to buy and sell electronic coupons at scale. Our platform provides advertisers the tools to offer electronic coupons to their target audiences while they are surfing on the publisher websites. Wordego Coupon AdX is designated as a fully automated Coupon Advertising platform to reveal the hidden potential of Display Advertising, by restoring the missing connection between performance and pricing.



Wordego Coupon App

Our next project is to build the world's first Blockchain Powered Coupon App, where people would Buy, Sell and Redeem coupons online with blockchain technology. Our app shall provide advertisers the unique opportunity to sell their coupons over a coin value, and will allow users to buy these coupons to either redeem them online or re-sell to others over another coin value. We project to build and release this innovative coupon marketplace by the end of 2018 ± 3 months.

SERVICES

What We Are For


Fashion
Electronics

We help advertisers to acquire, convert and re-engage their customers on the internet.

We strive to deliver post-click sales at scale to our clients to meet their targeted return on investment. To drive sales for our clients, we activate our proprietary technology to engage consumers in real-time through the pricing and delivery of highly-relevant Display and Coupon advertisements, across devices and environments.

Our model is focused on performance, enabling us to charge our clients only when users engage with an advertisement we deliver. By pricing our offering on cost-per-impression (CPM), cost-per-click (CPC), cost-per-lead (CPL), or cost-per-action (CPA) models, and measuring our value based on post-click sales, we make the return on investment transparent and easy to measure for our clients.

We purchase Display and Coupon ad inventory from our direct publisher partners based on a revenue share model. For every dollar our advertiser partners spend on our platform, we pay 60% (in average) of ad revenue share to our corresponding publisher partners.







TECHNOLOGY

How We Are Doing



Our technology is optimized to deliver post-click sales at scale to clients in five key steps:

- First, for each individual internet user visiting a publisher web page hosting one of our ad codes, we capture in real-time; the category of the website, the content of the web page examined, the geographical location of the user, the ads that the user have clicked, and the online stores and product catalogs that the user have visited.
- Second, our proprietary technology then combines this data with the time, length and frequency of the site visit, and the behavioral patterns seen in historical data, to select the most suitable advertisements to display to that individual.
- Third, our platform puts all suitable advertisements in price competition in the real-time bidding system, in order to select the advertisement to display.
- Fourth, we deliver the advertisement to the user across a wide range of advertising inventory available to us through our direct publisher partners.
- Finally, we measure in real-time the success of the advertisement and make this performance information available to our advertisers and publishers through our platform.


SELLER
CLOUD


$ 2.98
BUYER
$ 6.77
BUYER
$ 7.14
$ 4.75
BUYER
$ 3.10
BUYER
$ 3.90
BUYER



The process leading up to the delivery of the advertisement can be executed in under 100 milliseconds. Our technology monitors and adjusts each of these steps through a real-time feedback loop, to optimize performance at all times and better inform existing and future campaigns.

Our technology addresses the entire consumer journey (customer acquisition, conversion and re-engagement) and works seamlessly across all digital devices (desktops, laptops, smartphones and tablets), digital environments (web and mobile applications) and marketing channels (display and coupon advertising).

Some core aspects of our value proposition are our Blockchain, Behavioral Targeting, Contextual Targeting, Location Targeting, Predictive Targeting and Remarketing technologies, associated with sophisticated data processing and detailed analytics capabilities.

CUSTOMERS

Who We Are Doing For



We are currently giving service to more than 2000 brands and 10 ad exchange partners on the advertiser side, and over 5000 websites and mobile applications on the publisher side. Although the publishers are not our customers but our suppliers, we value them as customers since both advertisers and publishers are equally important to an ad exchange platform.

Our advertisers include some of the largest and most sophisticated commerce companies, along with world-class brand manufacturers. We partner with them to capture activity on their websites and/or mobile applications, which we define as digital properties, and optimize the performance of their advertisements based on that activity and other data. The advertisers that benefit from our services are either direct advertisers on our platform, or indirect advertisers accessing our services through an ad exchange partner.

We benefit from broad real-time access to inventory through our direct relationships with thousands of publisher partners. We define inventory as the combination of desktop web, mobile in-web and mobile in-app Display and Coupon Advertising impressions. Through our direct relationships with publisher partners, we provide extensive access to advertising inventory. We believe many of our publisher partners have granted us preferred access to their inventory as a result of our ability to effectively monetize that inventory.







COMPETITORS

Who We Are Different



The digital advertising industry is highly competitive and fragmented. We compete for advertiser spending and publisher inventory against many Display Advertising platforms.

Our industry is rapidly evolving and consolidating. We face significant competition in the market, which we expect to intensify in the future, partially as a result of the ongoing consolidation process. We currently compete with large, well-established companies, such as Google, Criteo, Rubicon, OpenX, AppNexus, Groupon, as well as smaller, privately held companies.

On the other side, the digital advertising industry constitutes a unique example of collaboration between competitors, where all major players of the industry are in open and transparent cooperation with each other. Accordingly, we are in online integration with 10 of our main competitors (Google, Criteo, Rubicon, OpenX, AppNexus, Adform, Wideorbit, Smaato, Smart RTB and Admixer) and we are currently generating a vast majority of our revenues through sales to our competitors. The digital advertising industry is at the same time a very acquisitive sector, with many IPO's, investments and acquisitions happening frequently.

We believe our Display and Coupon Advertising solutions are transforming the way our clients use digital marketing, by making their marketing investments more efficient, effective and measurable by driving sales across the consumer journey. That's why we believe our competitive strengths will enable us to capture a growing share of digital marketing spend.







NEXT PROJECT

Where We Are Heading



Our next project is to build the world's first Blockchain Powered Coupon App, where people would Buy, Sell and Redeem coupons online with blockchain technology.

By courtesy of blockchain technology, our app shall provide advertisers the unique opportunity to sell their coupons to consumers over a coin value, instead of offering them for free. Advertisers shall benefit from this unique cross-marketing channel, both for valuing their coupon offerings and for being 100% sure to reach their target audiences with blockchain technology.

On the other side, users of our app will have the opportunity to buy coupons over a coin value, to either redeem them in online and offline stores, or to re-sell to other users over another coin value. By courtesy of blockchain technology, users of our app will both access the coupon offerings of thousands of brands with a few clicks, and they will have the opportunity to benefit from the first mover's advantage, by buying coupons in advance and re-selling to other users, who may value them with a higher coin price.

This unique shopping, saving and trading opportunity for consumers, shall boost the use of our app, and attract even more advertisers, which in turn attract more users and vice versa. We project to build and release this unique and innovative Blockchain Powered Coupon Marketplace by the end of 2018 ± 3 months, depending on the success of our current investment offering.







MARKET

How Big Is The Ocean



Online Advertising Market

According to eMarketer, Digital advertisers spent $185 billion on Search and Display Advertising combined in 2016. This combined spend, defined as Online Advertising, is expected to grow at a 10.3% CAGR to $275 billion in 2020.


80
60
40
20
0
$ Billions
Online Advertising Revenues in the US
Source: PricewaterhouseCoopers

According to PricewaterhouseCoopers, the Online Advertising revenues in the United States totaled $72.5 billion in 2016, representing 22% increase from the $59.6 billion reported in 2015.


80
60
40
20
0
$ Billions
Mobile Online Advertising Revenues in the US
Non-Mobile Online Advertising Revenues in the US
Source: PricewaterhouseCoopers

These figures demonstrate the significant increase in the US Online Advertising revenues in 2016, in percentage and dollar basis, with mobile accounting for 50.5% of all revenue.

Display Advertising Market

Display Advertising, which is a subset of Online Advertising, represented 52% of the global Online Advertising market (or $97 billion) in 2016, and is projected to grow at a 12.2% CAGR to $154 billion in 2020.

During the same period, the US Display Advertising market is projected to grow from its $38 billion size in 2016, to $80 billion size in 2020, with a CAGR of 20%. (eMarketer)


200
150
100
50
0
$ Billions
US Display Advertising Market Size
Global Display Advertising Market Size
Source: eMarketer

e-Coupon Market


Redeemed an e-Coupon at Least Once
Extremely Likely to Use e-Coupons
e-Coupons Build Awareness & Loyalty
Spend $10-$50 more with e-Coupons
0
10
20
30
40
50
60
70
80
90
% of Consumers
Source: eMarketer, Mobile Marketer, Amasty, Inmar


700
600
500
400
300
200
100
0
$ Billions
Total Value of e-Coupons Offered in the US, in 2017
Total Value of Coupons Offered in the US, in 2017
Source: Valassis

The e-coupon market, which is a subset of Display Advertising market, also shows strong growth trends in all around the globe and in the US.

Recent studies show that:

- 59% of US internet users redeemed an e-coupon at least once in 2016. (eMarketer)
- 62% of US smartphone owners are extremely likely to use e-coupons. (Mobile Marketer)
- 68% of US consumers believe e-coupons build brand awareness and loyalty. (Amasty)
- 77% of US consumers spend $10-$50 more than anticipated when redeeming e-coupons. (Inmar)

According to Valassis, the total value of all Coupons offered in the US in 2017, reached $573 billion, with the total value of e-Coupons offered reached $115 billion.

While the redemption rate of all coupons remained below 1%, the redemption rate of e-coupons reached 4%. In overall, e-coupons generated $4.6 billion of savings for US consumers in 2017.

Whilst, eight out of ten coupons are still redeemed from traditional print media in the US, it is obvious that there's massive room for growth in e-coupons over the next few years.

Conclusion

The global Display Advertising market (our total addressable market) is projected to reach to $154 billion market size by 2020, with United States (our target market) forecasted to get the lion share with $80 billion market size. Taking into consideration our unique Display and Coupon Advertising solutions, our proprietary technology, and our competitive advantages, we believe there is a huge growth opportunity for us in the market over the next decade.

PROJECTIONS

What Do We Expect



Our financial projections for the next five years have been built upon a detailed business plan with some key assumptions. The complete details of our projections can be found in the appendix of our offering.

Projected Revenue



15m
10m
5m
0
2018
2019
2020
2021
2022
Gross Profit
Revenue

Our projected revenue for the 2018 - 2022 period is $297K, $757K, $1.6M, $3.8M and $9.5M respectively. After deducting the cost of sales, during the same period, our gross profit is anticipated to grow from $99K in 2018 to $5.8M in 2022. Accordingly, between 2018 to 2022, our gross margin is projected to reach to 34%, 44%, 50%, 56% and 61% respectively.

Income Statement



15m
10m
5m
0
-5m
2018
2019
2020
2021
2022
Net Revenue
Gross Profit
Expenses
Income Before Taxes
Net Income

Our projected income statement also points strong profitability for the 2018 – 2022 period. During this period, our Earnings Before Income Taxes (EBIT) is projected to reach from -$192K in 2018, to -$320K in 2019, and then to +$43K in 2020, +$1.2M in 2021 and to +$4.7M in 2022.

Profitability



15m
10m
5m
0
-5m
2018
2019
2020
2021
2022
Net Revenue
Total Expenses
EBIT

With these strong growth projections, we anticipate to reach the Break-Even point in 3 years, and generate $9.5M net revenue in 5 years. Our EBIT margin is expected to reach to 3% in 2020, 32% in 2021 and 48% in 2022.

Revenue By Stream



Display AdX
Coupon AdX
Coupon App
0
1m
2m
3m
4m
5m
6m
7m
Revenue
Cost of Sales

By 2022, we anticipate generating $760K of sales from our Display AdX solutions, $2M of sales from our Coupon AdX solutions, and $6M of sales from our Coupon App. These products are anticipated to generate 22%, 35% and 75% of gross profit respectively.

TEAM

Who We Are



We believe smart minds are imperative to ad tech and we love working in a team that shares this approach. Wordego team has a very strong educational background and extensive experience in advertising technology. Meet Wordego team and learn about their impressive backgrounds.













2012

WORDEGO

Incorporated as a Turkish C-Corporation

Wordego initially incorporated as a Turkish C-Corp. (Wordego TR).

2013



Introduced Wordego Display AdX

Introduced a seamless Display Advertising marketplace to buy and sell display advertising at scale.

2016

WORDEGO

Incorporated as a Delaware C-Corporation

Wordego further incorporated as a Delaware C-Corp. (Wordego Inc.).

2016

WORDEGO

Wordego Inc. Acquired Wordego TR

Wordego Inc. acquired Wordego TR and became the holding company of our group.

2018



Introduced Wordego Coupon AdX

Introduced the unique Coupon Advertising marketplace for the industry to buy and sell electronic coupons at scale.

2018

start engine

Launch on StartEngine

We are excited to open up Wordego to public. We hope you will join us in creating positive change in millions of consumers' lives.

2018



Introduce Wordego Coupon App

We plan to introduce the world's first Blockchain Powered Coupon App by the end of 2018. (ANTICIPATED)

Meet Our Team



Okan Erol

Co-Founder, CEO, Director

Okan co-founded Wordego and as CEO leads the company's strategic, executive and managerial efforts. His 20 years of executive management experience includes working as a business development manager for French Chamber of Commerce (1997-1998), general manager for Imerys Minerals (1998-2006), CEO for Esen Minerals (2006-2010), and general manager for Steno Energy (2011-2012). Okan holds a BS in Computer Engineering from Galatasaray University, an MBA from Sorbonne University and a PhD degree in Finance & Banking from Kadir Has University.



Utku Erol

Co-Founder, CTO, Director

Utku co-founded Wordego and as CTO leads the company's engineering activities. His 16 years of software products designing and developing experience includes working as an instructor at the Marmara University (2003-2012), technical consultant at Yonja Media Group (2006-2008), head of IT at Ketchup Loyalty Marketing (2014-2015), and product manager at Via Fone Technologies (2015- 2017). Utku holds BS and MSc degrees in Business Informatics from Marmara University, and a PhD degree in Informatics from Istanbul University.



Rumeysa Bagatar Erol

Co-Founder, CMO

Rumeysa co-founded Wordego and as CMO leads the company's marketing and sales efforts. Her 14 years of operational and financial management experience includes working as a finance coordinator at BMT Mining & Trading (2004-2018). Rumeysa holds a BS in International Relations from Uludag University and an MSc degree in Marketing from New York University. Rumeysa works part-time for Wordego and she is not on the payroll of the Company.



Asli Mihriban Erol

Co-Founder, CIO

Asli co-founded Wordego and as CIO leads the company's information management efforts. Her 13 years of information systems management experience includes working as a system analyst at BSH Turkey (2006-2008) and TAV Holdings (2008-2009), senior business analyst and online services project manager at Turkish Airlines (2009-2015), and business system controller at Emirates Airlines (2015-2018). Asli holds a BS in Business Informatics from Marmara University. Asli works part-time for Wordego and she is not on the payroll of the Company.



Mukadder Erol

Co-Founder, CFO, Director

Mukadder co-founded Wordego and as CFO leads the Company's financing activities. She has 35 years of banking and financial management experience. Prior to joining Wordego, Mukadder worked for 30 years as a banker in various executive departments at Vakif Bank in Turkey (1974-2004). Mukadder holds a high school degree from Denizli High School. Mukadder works part-time for Wordego and she is not on the payroll of the Company.



Yavuz Kulekci

Senior Software Engineer

Yavuz is a senior software engineer for Wordego. Prior to joining the Company, he worked as a software engineer and software developer for various tech startups in Cyprus and Turkey. Yavuz holds a BS in Computer Engineering from Girne American University.



Nurettin Kulekci

Software Engineer

Nurettin is a software engineer for Wordego. Prior to joining the Company, he worked as a web developer for Istanbul Esenyurt University, and on various independent software projects. Nurettin holds a BS in Computer Engineering from Azerbaijan Technical University.



Serap Bolukbasi

Business Development Manager

Serap joined Wordego in 2015 and she leads the Company's business development and customer support activities. Serap holds a BS degree in English Language & Literature from Fatih University.



Bassam Soboh

Business Development Manager

Bassam is a media and marketing specialist active in various fields of online and offline marketing. Throughout his 41 years career, Bassam leaded strategic management, branding, marketing and advertising departments of many companies in GCC countries and Canada. Bassam holds a BS in Marketing from Kuwait University.



Erdem Yurdanur

Investor & Advisor (Technical)

Erdem is a serial entrepreneur and investor in technology. He has 28 years of executive management, business development and investment experience in software development, web publishing, online advertising, and gaming technology. Erdem holds a BS in Computer Engineering from Bogazici University.



Ozlem Tumer Eke

Investor & Advisor (Growth)

Ozlem is an investment banking specialist active in various fields of capital markets. She is acting as an advisor to a selective number of startups bringing in her 20 years of investment, executive management and business development experience. Throughout her career, she dealt with companies at all stages; from startup companies at the idea level to mature companies listed in Fortune Global 500. Ozlem holds a BA in Business Administration from Bilkent University.



Gokce Kirimli

Investor & Advisor (Corporate)

Gokce is a corporate communications specialist and investor in technology. Throughout her 20 years career, she managed various departments of Is Investment Securities, one of the largest security investment companies in Europe. Gokce holds a BA in Business Administration from Hacettepe University.

Offering Summary

Maximum 107,000 shares of common stock ($107,000)

**Maximum subject to adjustment for bonus shares. See 10% Bonus below*

Minimum 10,000 shares of common stock ($10,000)

Company:	Wordego Inc.
Corporate Address:	222 W Merchandise Mart Plaza, Suite 1212, Chicago, 60654, Illinois
Description of Business:	Wordego is a Blockchain Powered Ad Exchange Platform for advertisers and publishers. The Company provides complete technology solutions to automate the purchase and sale of Display and Coupon Advertising.
Type of Security Offered:	Common Stock
Purchase Price of Security Offered:	$1 per share
Minimum Investment Amount (per investor):	$500 (500 shares)

Investor Perks

All investors
Frequent updates on our technology progress

$1,000+
Your place on the Official Founders Page of the website
Exclusive content and frequent company updates

$5,000+
Your place on the Official Founders Page of the website
Exclusive content and frequent company updates
Twice yearly update through calls from the CEO

*All perks occur after the offering is completed.

The 10% Bonus for StartEngine Shareholders

Wordego Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 100 shares of Common Stock at $1 / share, you will receive 10 Common Stock bonus shares, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation of offerings are not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

VIDEO TRANSCRIPT (Exhibit D)

Introduction Video

-Hi! Welcome to our offering and thank you for your interest in Wordego.

-Wordego is a Blockchain Powered Ad Exchange Platform for advertisers and publishers. We provide complete technology solutions to automate the purchase and sale of Display and Coupon Advertising.

-Since our establishment in 2012, we have built our market position by focusing on improving our technology and broadening our reach.

-In 2013, we introduced Wordego Display AdX, a seamless Display Advertising marketplace to buy and sell display advertising at scale.

-In 2018, we introduced Wordego Coupon AdX, the unique Coupon Advertising marketplace for the industry to buy and sell electronic coupons at scale.

-Our next project is to build the World's first Blockchain Powered Coupon App, where people would buy, sell and redeem coupons online with blockchain technology.

-Our blockchain technology is in development and testing phase, and shall be fully integrated into our platform shortly.

-Our vision is to leading a dynamic online advertising ecosystem, where people would access the ads and coupons of products and services right at the moment they need, and buy, sell and redeem them online.

-We target to grow our market share in our existing international markets, and we also plan to further expand our operations in America, Europe and APAC.

-To support our growth objectives, we intend to invest in developing additional product features and marketing initiatives, and we need additional capital to do that.

-We are very excited about the future of our company, and we hope you will join us in creating positive change in millions of consumers' lives.

Solutions Video

-Solutions.

-Wordego is a legendary ease of use self-service programmatic advertising platform with unique Display and Coupon Advertising solutions.

-We have built the most open and transparent advertising technology platform on the market.

-Wordego Display AdX is a seamless Display Advertising marketplace for advertisers and publishers to buy and sell display advertising at scale.

-Our platform provides a critical connection between advertisers and publishers and allows large numbers of buyers and sellers to transact on an automated basis.

-We help increase the volume and effectiveness of Display Advertising, by improving return on advertising investment for advertisers and maximizing advertising revenue for publishers.

-Wordego Coupon AdX is a unique Coupon Advertising marketplace for advertisers and publishers to buy and sell electronic coupons at scale.

-Our platform provides advertisers the tools to offer electronic coupons to their target audiences while they are surfing on the publisher websites.

-Wordego Coupon AdX is designated as a fully automated Coupon Advertising platform to reveal the hidden potential of Display Advertising by restoring the missing connection between performance and pricing.

-Our next project is to build the world's first Blockchain Powered Coupon App, where people would Buy, Sell and Redeem coupons online with blockchain technology.

-Our app shall provide advertisers the unique opportunity to sell their coupons over a coin value, and will allow users to buy these coupons to either redeem them online or re-sell to others over another coin value.

-We project to build and release this innovative coupon marketplace by the end of 2018 ± 3 months.

Services Video

-Services.

-We help advertisers to acquire, convert and re-engage their customers on the internet.

-We strive to deliver post-click sales at scale to our clients, to meet their targeted return on investment.

-To drive sales for our clients, we activate our proprietary technology to engage consumers in real-time through the pricing and delivery of highly-relevant Display and Coupon advertisements across devices and environments.

-Our model is focused on performance, enabling us to charge our clients only when users engage with an advertisement we deliver.

-By pricing our offering on cost-per-impression, cost-per-click, cost-per-lead, or cost-per-action models, and measuring our value based on post-click sales, we make the return on investment transparent and easy to measure for our clients.

-We purchase Display and Coupon ad inventory from our direct publisher partners based on a revenue share model. For every dollar our advertiser partners spend on our platform, we pay

60% in average of ad revenue share to our corresponding publisher partners.

Technology Video

-Technology.

-Our technology is optimized to deliver post-click sales at scale to clients in five key steps:

-First, for each individual internet user visiting a publisher web page hosting one of our ad codes, we capture in real-time; the category of the website, the content of the web page examined, the geographical location of the user, the ads that the user have clicked, and the online stores and product catalogs that the user have visited.

-Second, our proprietary technology then combines this data with the time, length and frequency of the site visit, and the behavioral patterns seen in historical data, to select the most suitable advertisements to display to that individual.

-Third, our platform puts all suitable advertisements in price competition in the real-time bidding system, in order to select the advertisement to display.

-Fourth, we deliver the advertisement to the user across a wide range of advertising inventory available to us through our direct publisher partners.

-Finally, we measure in real-time the success of the advertisement and make this performance information available to our advertisers and publishers through our platform.

-The process leading up to the delivery of the advertisement can be executed in under 100 milliseconds. Our technology monitors and adjusts each of these steps through a real-time feedback loop, to optimize performance at all times and better inform existing and future campaigns.

-Our technology addresses the entire consumer journey and works seamlessly across all digital devices, digital environments and marketing channels.

-Some core aspects of our value proposition are; Blockchain, Behavioral Targeting, Contextual Targeting, Location Targeting, Predictive Targeting and Remarketing technologies, associated with sophisticated data processing and detailed analytics capabilities.

Customers Video

-Customers.

-We are currently giving service to more than 2000 brands and 10 ad exchange partners on the advertiser side, and over 5000 websites and mobile applications on the publisher side. Although the publishers are not our customers but our suppliers, we value them as customers since both advertisers and publishers are equally important to an ad exchange platform.

-Our advertisers include some of the largest and most sophisticated commerce companies, along with world-class brand manufacturers. We partner with them to capture activity on their websites and mobile applications, and optimize the performance of their advertisements based on that activity and other data.

-The advertisers that benefit from our services are either direct advertisers on our platform, or indirect advertisers accessing our services through an ad exchange partner.

-We benefit from broad real-time access to inventory through our direct relationships with thousands of publisher partners. We define inventory as the combination of desktop web, mobile web and mobile app Display and Coupon Advertising impressions.

-Through our direct relationships with publisher partners we provide extensive access to advertising inventory. We believe many of our publisher partners have granted us preferred access to their inventory as a result of our ability to effectively monetize that inventory.

Competitors Video

-Competitors.

-The digital advertising industry is highly competitive and fragmented. We compete for advertiser spending and publisher inventory against many Display Advertising platforms.

-Our industry is rapidly evolving and consolidating. We face significant competition in the market, which we expect to intensify in the future, partially as a result of the ongoing consolidation process.

-We currently compete with large, well-established companies, such as Google, Criteo, Rubicon, OpenX, AppNexus, Groupon, and as well as smaller, privately held companies.

-On the other side, the digital advertising industry constitutes a unique example of collaboration between competitors, where all major players of the industry are in open and transparent cooperation with each other.

-Accordingly, we are in online integration with 10 of our main competitors (Google, Criteo, Rubicon, OpenX, AppNexus, Adform, Wideorbit, Smaato, Smart RTB, Admixer) and we are currently generating a vast majority of our revenues through sales to our competitors.

-The digital advertising industry is at the same time a very acquisitive sector, with many IPO's, investments and acquisitions happening frequently.

-We believe our Display and Coupon Advertising solutions are transforming the way our clients use digital marketing. That's why we believe our competitive strengths will enable us to capture a growing share of digital marketing spend.

Next Project Video

-Next Project.

-Our next project is to build the world's first Blockchain Powered Coupon App, where people would Buy, Sell and Redeem coupons online with blockchain technology.

-By courtesy of blockchain technology, our app shall provide advertisers the unique opportunity to sell their coupons to consumers over a coin value, instead of offering them for free.

-Advertisers shall benefit from this unique cross-marketing channel, both for valuing their coupon offerings and for being 100% sure to reach their target audiences with blockchain technology.

-On the other side, users of our app will have the opportunity to buy coupons over a coin value, to either redeem them in online and offline stores, or to re-sell to other users over another coin value.

-By courtesy of blockchain technology, users of our app will both access the coupon offerings of thousands of brands with a few clicks, and they will have the opportunity to benefit from the first mover's advantage, by buying coupons in advance and re-selling to other users, who may value them with a higher coin price.

-This unique shopping, saving and trading opportunity for consumers, shall boost the use of our app, and attract even more advertisers, which in turn attract more users and vice versa.

-We project to build and release this unique and innovative Blockchain Powered Coupon Marketplace by the end of 2018 ± 3 months, depending on the success of our current investment offering.

Market Video

- Market.
- According to eMarketer, Digital advertisers spent $185 billion on Search and Display Advertising in 2016. This combined spend, defined as Online Advertising, is expected to grow at a 10.3% CAGR to $275 billion in 2020.
- According to PricewaterhouseCoopers, the Online Advertising revenues in the United States totaled $72.5 billion in 2016, representing 22% increase from the $59.6 billion reported in 2015.
- These figures demonstrate the significant increase in the US Online Advertising revenues in 2016, in percentage and dollar basis, with mobile accounting for 50.5% of all revenue. The 5 year CAGR shows that the Online Advertising growth in the US continues to be fueled by an 87% CAGR in mobile.
- Display Advertising, which is a subset of Online Advertising, reached $97 billion size in 2016, and is projected to grow at a 12.2% CAGR to $154 billion size in 2020. During the same period, the US Display Advertising market is projected to grow from its $38 billion size in 2016, to $80 billion size in 2020, with a CAGR of 20%.
- The e-coupon market, which is a subset of Display Advertising market, also shows strong growth trends in all around the globe and in the US. Recent studies show that: 59% of US internet users redeemed an e-coupon at least once in 2016; 62% of US smartphone owners are extremely likely to use e-coupons; 68% of US consumers believe e-coupons build brand

awareness and loyalty; 77% of US consumers spend $10-$50 more than anticipated when redeeming e-coupons.
- According to Valassis, the total value of all Coupons offered in the US in 2017, reached $573 billion, with the total value of e-Coupons offered reached $115 billion. While the redemption rate of all coupons remained below 1%, the redemption rate of e-coupons reached 4%. In overall, e-coupons generated $4.6 billion of savings for US consumers in 2017.
- The global Display Advertising market is projected to reach to $154 billion market size by 2020, with United States forecasted to get the lion share with $80 billion market size. Taking into consideration our unique Display and Coupon Advertising solutions, our proprietary technology, and our competitive advantages, we believe there is a huge growth opportunity for us in the market over the next decade.

Projections Video
- Projections.
- Our financial projections for the next five years have been built upon a detailed business plan with some key assumptions. The complete details of our projections can be found in the appendix of our offering.
- Our projected revenue for the 2018 - 2022 period is $297K, $757K, $1.6M, $3.8M and $9.5M respectively. After deducting the cost of sales, during the same period, our gross profit is anticipated to grow from $99K in 2018 to $5.8M in 2022. Accordingly, between 2018 to 2022, our gross margin is projected to reach to 34%, 44%, 50%, 56% and 61% respectively.
- Our projected income statement also points strong profitability for the 2018 – 2022 period. During this period, our Earnings Before Income Taxes is projected to reach from -$192K in 2018, to -$320K in 2019, and then to +$43K in 2020, +$1.2M in 2021 and to +$4.7M in 2022.
- With these strong growth projections, we anticipate to reach the Break-Even point in 3 years, and generate $9.5M net revenue in 5 years. Our EBIT margin is expected to reach to 3% in 2020, 32% in 2021 and 48% in 2022.
- By 2022, we anticipate generating $760K of sales from our Display AdX solutions, $2M of sales from our Coupon AdX solutions, and $6M of sales from our Coupon App. These products are anticipated to generate 22%, 35% and 75% of gross profit respectively.

Team Video
- Team.
- Wordego team has a very strong educational background and extensive experience in advertising technology. Meet Wordego team and learn about their impressive backgrounds.
- Okan co-founded Wordego and as CEO leads the company’s strategic, executive and managerial efforts. His 20 years of executive management experience includes working as a business development manager for French Chamber of Commerce, general manager for Imerys Minerals, CEO for Esen Minerals, and general manager for Steno Energy. Okan holds a BS in Computer Engineering from Galatasaray University, an MBA from Sorbonne University and a PhD degree in Finance & Banking from Kadir Has University.
- Utku co-founded Wordego and as CTO leads the company’s engineering activities. His 16 years of software products designing and developing experience includes working as an instructor at the Marmara University, technical consultant at Yonja Media Group, head of IT at Ketchup Loyalty Marketing, and product manager at Via Fone Technologies. Utku holds BS and MSc degrees in Business Informatics from Marmara University, and a PhD degree in Informatics from

Istanbul University.
- Rumeysa co-founded Wordego and as CMO leads the company's marketing and sales efforts. Her 14 years of operational and financial management experience includes working as a finance coordinator at BMT Mining & Trading. Rumeysa holds a BS in International Relations from Uludag University and an MSc degree in Marketing from New York University. Rumeysa works part-time for Wordego and she is not on the payroll of the Company.
- Asli co-founded Wordego and as CIO leads the company's information management efforts. Her 13 years of information systems management experience includes working as a system analyst at BSH Turkey and TAV Holdings, senior business analyst and online services project manager at Turkish Airlines, and business system controller at Emirates Airlines. Asli holds a BS in Business Informatics from Marmara University. Asli works part-time for Wordego and she is not on the payroll of the Company.
- Yavuz is a senior software engineer for Wordego. Prior to joining the Company, he worked as a software engineer and software developer for various tech startups in Cyprus and Turkey. Yavuz holds a BS in Computer Engineering from Girne American University.
- Nurettin is a software engineer for Wordego. Prior to joining the Company, he worked as a web developer for Istanbul Esenyurt University, and on various independent software projects. Nurettin holds a BS in Computer Engineering from Azerbaijan Technical University.
- Serap joined Wordego in 2015 and she leads the Company's business development and customer support activities. Serap holds a BS degree in English Language & Literature from Fatih University.
- Bassam is a media and marketing specialist active in various fields of online and offline marketing. Throughout his 41 years career, Bassam leaded strategic management, branding, marketing and advertising departments of many companies in GCC countries and Canada. Bassam holds a BS in Marketing from Kuwait University.
- Erdem is a serial entrepreneur and investor in technology. He has 28 years of executive management, business development and investment experience in software development, web publishing, online advertising, and gaming technology. Erdem holds a BS in Computer Engineering from Bogazici University.
- Ozlem is an investment banking specialist active in various fields of capital markets. She is acting as an advisor to a selective number of startups bringing in her 20 years of investment, executive management and business development experience. Throughout her career, she dealt with companies at all stages; from startup companies at the idea level to mature companies listed in Fortune Global 500. Ozlem holds a BA in Business Administration from Bilkent University.
- Gokce is a corporate communications specialist and investor in technology. Throughout her 20 years career, she managed various departments of Is Investment Securities, one of the largest security investment companies in Europe. Gokce holds a BA in Business Administration from Hacettepe University.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
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target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

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